Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

June 11, 2021

VIA EDGAR

Office of Real Estate and Construction

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christopher Dunham

Re:	Rice Acquisition Corp. II (the “Company”) Registration Statement on Form S-1, as amended File No. 333-254080

Dear Mr. Dunham:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Rice Acquisition Corp. II that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on June 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we plan to distribute the Company’s Preliminary Prospectus dated June 9, 2021:

(i)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(ii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: 450

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Arash Nazhad
Name: Arash Nazhad
Title: Authorized Signatory

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory